SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes

No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2006, incorporated by reference herein:

Exhibit
99.1
Release dated October 16 , 2006, entitled “MINE SHAFT LIFT FAILURE AT
VATUKOULA MINE”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 17, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

MINE SHAFT LIFT FAILURE AT VATUKOULA MINE

A serious incident involving a mine shaft conveyance occurred in Philip shaft at the Vatukoula
Gold Mine in Fiji during the evening of Saturday 14 2006.

During testing of the shaft conveyance following maintenance, a skip-cage fell down the shaft, causing damage to the surface winder mechanism.

Emperor Mines General Manger (Fiji), Mr. Frazer Bourchier, said that he was thankful that safety procedures had been followed and that no serious injuries had been reported from the incident.

“While we are all disappointed by this incident, we can be thankful that nobody was injured as a result of the lift failure”, he said.

“Test work and winder re-commissioning is always done while there are no personnel underground or in the skip-cages, and this event shows why such strict safety rules must always be followed.

Mr. Bourchier said that the reasons for the incident are not clear at this stage.

“A comprehensive investigation has already commenced to establish the cause of the failure, and relevant authorities are being kept informed of our progress, “he said.

Mr. Bourchier said that it was likely that the Philip Shaft will remain closed for some time as investigations continue and while repairs are undertaken. He said that more information about the duration of the closure would become available once initial investigations were complete.

Philip shaft produced approximately 50% of the total gold produced by Vatukoula in the September quarter. The total production from Vatukoula represented approximately 25% of total production for Emperor Mines Limited in that period.

Emperor Mines is 78.7% owned by DRDGOLD.

Johannesburg
16 October 2006
Sponsor
Standard Bank